September 17, 2007
Ms. Mellissa Campbell Duru
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wm. Wrigley Jr. Company Definitive Proxy Statement on Schedule 14A Filed: February 13, 2007 File No.: 001-00800
Dear Ms. Duru:
     This letter is to confirm our conversation on September 14, 2007 regarding the comment letter from the Staff of the Securities and Exchange Commission dated August 21, 2007 (the “Comment Letter”), relating to the above-referenced filing of Wm. Wrigley Jr. Company (the “Company”).
     We are in receipt of the Comment Letter and are currently in the process of preparing a detailed response. However, due to schedule constraints and the timing of our upcoming Compensation Committee meeting, the Company is not able to respond by the September 21, 2007 deadline noted in the Comment Letter. Consequently, and in accordance with the conversation, the Company respectfully requests that we be allowed until November 2, 2007 to submit our response to the Comment Letter.
     Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me at (312) 645-4940. Thank you for your assistance.

Very truly yours, /s/ Luis F. Machado Luis F. Machado Associate General Counsel — Corporate and Assistant Secretary